Exhibit A
Concert Party Agreement
This Agreement is made on 22 September 2008
Between:
(1)	CHINA UNICOM (BVI) LIMITED, a company incorporated in the British Virgin Islands whose registered address is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands (Unicom BVI); and
(2)	CHINA NETCOM GROUP CORPORATION (BVI) LIMITED, a company incorporated in the British Virgin Islands whose registered address is at P.O. Box 3140, Wickham’s Cay 1, Road Town, Tortola, British Virgin Islands (Netcom BVI).
Whereas:
(A)	As at the date of this Agreement, Unicom BVI is the legal and beneficial owner of 9,725,000,020 shares in the capital of China Unicom Limited (Unicom), representing approximately 71.17% of the issued share capital of Unicom. Unicom is a company incorporated under the laws of Hong Kong and whose shares are listed on The Stock Exchange of Hong Kong Limited (the HKSE) and whose American Depositary Shares are listed on the New York Stock Exchange (the NYSE).
(B)	As at the date of this Agreement, Netcom BVI is the legal and beneficial owner of 4,647,449,014 shares in the capital of China Netcom Group Corporation (Hong Kong) Limited (Netcom), representing approximately 69.37% of the issued share capital of Netcom. Netcom is a company incorporated under the laws of Hong Kong and whose shares are listed on the HKSE and whose American Depositary Shares are listed on the NYSE.
(C)	Unicom has made a proposal (the Proposal) for the merger of Unicom and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance (the Scheme) pursuant to which, amongst others, all the issued shares in the capital of Netcom will be cancelled and, in consideration thereof, each Netcom shareholder whose name appears on the register of members of Netcom at the Scheme record time will receive 1.508 new Unicom shares for every Netcom share cancelled under the Scheme, as set out in the scheme document jointly issued by Unicom and Netcom on 15 August 2008.
(D)	On 16 September 2008, the shareholders of Unicom approved, amongst others, the Proposal and on 17 September 2008, the shareholders of Netcom approved the Scheme and its implementation.
(E)	Upon the Scheme becoming effective and assuming that none of the outstanding options granted by each of Unicom and Netcom are exercised, the shareholding interest of Unicom BVI and Netcom BVI in Unicom will be approximately 40.92% and 29.49%, respectively.
(F)	This Agreement sets out the agreement of the parties in respect of their shareholding interests in Unicom upon the Scheme becoming effective.
It is agreed as follows:
1.	This Agreement (save for Clause 2) shall come into effect on the date of execution of this Agreement. Clause 2 shall come into effect only on the date on which the Scheme becomes effective in accordance with the Hong Kong Companies Ordinance (the Effective Date).
2.	Conditional upon the Scheme becoming effective, the parties agree that with effect from the Effective Date:
(a)	the parties will be parties acting in concert in respect of their voting rights in Unicom and will actively cooperate to consolidate control of Unicom;

(b)	the parties will cooperate on all matters that require the approval of the shareholders of Unicom, subject to the approval of the relevant party’s board of directors and/or shareholders if required; and
(c)	neither party will sell shares in Unicom if, as a result of such sale, the aggregate shareholdings of the parties in Unicom will fall below 50% of the then issued share capital of Unicom, without first notifying and consulting with the other party.
3.	The parties acknowledge and confirm that they have not acted in concert with each other with respect to either Unicom or Netcom prior to the execution of this Agreement. The parties further agree and confirm that the execution of this Agreement by the parties will not, of itself, result in the parties acting in concert with each other in relation to Unicom and Netcom at any time prior to the Effective Date.
4.	This Agreement will lapse and terminate if the Scheme lapses or is withdrawn.
5.	This Agreement may not be assigned by either party without the written consent of the other party.
6.	This Agreement may only be amended or terminated with the written consent of both parties.
7.	If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the remaining provisions of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.
8.	This Agreement may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.
9.	Any notice or other communication to be given under this Agreement shall be in writing and signed by or on behalf of the party giving it and may be served by hand, by post, by courier or sending it by fax to the address or fax number set out below:

Unicom BVI

Address: 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong

For the attention of: The Company Secretary

Fax: +852 2121 3232

Netcom BVI

Address: Room 6701, 67/F., The Center, 99 Queen’s Road Central, Hong Kong

For the attention of: The Company Secretary

Fax: +852 2626 8862
10.	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong. Each party submits to the non-exclusive jurisdiction of the courts of Hong Kong.
11.	Each party shall at all times maintain an agent for service of process and any other documents in proceedings in Hong Kong or any other proceedings in connection with this Agreement. The process agent for Unicom BVI is Unicom of 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The process agent for Netcom BVI is Netcom of Room 6701, The Center, 99 Queen’s Road Central, Hong Kong. Any claim form, judgment or other notice of legal process shall be sufficiently served on the relevant party if delivered to the process agent at its address for the time being.

In witness whereof the parties have executed this Agreement on the date first above written.

Signed by	)
For and on behalf of	)
CHINA UNICOM (BVI) LIMITED	)	/s/ Chang Xiaobing

Signed by	)
For and on behalf of	)
CHINA NETCOM GROUP	)
CORPORATION (BVI) LIMITED	)	/s/ Zuo Xunsheng